Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
To the Administrative Committee
Stewart Salary Deferral Plan:
We consent to the incorporation by reference in the Registration Statement on Form S-8 (No.033-062535) of Stewart Information Services Corporation of our report dated June 23, 2006, with respect to the statements of net assets available for benefits of Stewart Salary Deferral Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005, and schedule H, line 4: — schedule of assets (held at end of year) as of December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of the Stewart Salary Deferral Plan.
/s/ Mir•Fox & Rodríguez, P.C.
Houston, Texas
June 23, 2006